July 26, 2018

Kensaku Ichinose
Chief Financial Officer
Pepper Food Service Co., Ltd.
4-1-3 Taihei, Sumida-ku
Tokyo, Japan

       Re: Pepper Food Service Co., Ltd.
           Draft Registration Statement on Form 20-F
           Submitted June 29, 2018
           CIK No. 0001740303

Dear Mr. Ichinose:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F

Risk Factors
Risks Related to Our Ownership of our American Depositary Shares (ADSs), page
16

1. We note your disclosure on page 20 that as an EGC, you may take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise to state your choice to either take advantage of the extended transition period or to forgo the exemption. Please note that your choice to forego the exemption related to adopting new or revised accounting standards until such time as private companies would be required to comply is
 Kensaku Ichinose
FirstName LastNameKensaku Ichinose
Pepper Food Service Co., Ltd.
Comapany NamePepper Food Service Co., Ltd.
July 26, 2018
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         irrevocable. See Section 107 of the Jobs Act.
Rights of shareholders under Japanese law may be different, page 18

2. We note your disclosure on page 18 regarding the limitations related to voting shares that comprise less than one full unit of shares. Please disclose in this risk factor and in your discussion of voting rights on page 81 how such limitations impact holders of the
         American Depositary Shares. In that regard, we note that it is contemplated that each
         American Depositary Share will represent a fraction of a common share, and we note your disclosure that the total number of shares constituting one unit of stock is 100 common shares.
Information About the Company
History and Development, page 21

3. Please disclose the average customer check and the range of prices for menu items at Ikinari! Steak and Pepper Lunch. In this regard, we note your disclosure on page 22 that the concept for Ikinari! Steak is a restaurant that offers a low-priced standing-style steak restaurant and your disclosure on page 23 that a distinguishing feature of Pepper
         Lunch is your system that can serve steaks and other dishes quickly and at lower price points than your competitors.
Business Overview
Franchising, page 24

4. Please expand your discussion of the franchise agreements by disclosing the franchise fees and the royalty percentages required by the Pepper Lunch and Ikinari! Steak franchising agreements in Japan as well as in the other regions in which franchisees operate your stores. In addition, disclose any other material terms of such agreements, such as any obligations you have to your franchisees. In addition, disclose whether any of your franchisees have been given exclusive rights to open stores in specified regions. Disclose the amount of control you have regarding the day-to-day operations of the franchisees and also contractors that operate your directly-owned stores.
Ikinari! Steak, page 25

5. We note your disclosure on page 25 that you directly lease the space for some of your franchised locations and that your typical franchise agreement is for five years. Please include a risk factor, if material, to address the risk that you may be liable for the remainder of the lease if the franchise agreement is terminated prior to the termination of the lease.
Product Development, page 26

6. Please disclose whether you have the exclusive right to purchase the Iron Plate from
 Kensaku Ichinose
FirstName LastNameKensaku Ichinose
Pepper Food Service Co., Ltd.
Comapany NamePepper Food Service Co., Ltd.
July 26, 2018
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         Oshin Co., Ltd. and whether Oshin Co., Ltd. has the exclusive right to manufacture the product. In addition, please clarify whether, should your master product sales agreement with Oshin Co., Ltd. terminate, you would be able to have a third party manufacture the
         Iron Plate on your account without infringing Oshin Co., Ltd.'s patent rights.
Business Strategy, page 28

7. We note your disclosure that you intend to open approximately 60 Pepper Lunch stores in
         2018, some of which will be company-owned stores, and that you intend to open approximately 200 Ikinari! Steak stores, half of which will be company-owned stores.
         Please disclose the estimated cost of opening these stores. Intellectual Property Rights
Patent Rights, page 29

8. Please disclose the expiration date of the patents for the Iron Plate and the electromagnetic cooker.
Operating and Financial Review and Prospects
Operating Results
Gross Profit, page 40

9. We note you have provided gross profit as the segment profitability measure in your
         MD&A discussion. However, we note that audited Footnote 5, Segment Information, beginning on page F-25, discloses that your Chief Operating Decision Maker, the Board of Directors, evaluates the performance of the operating segments using operating profit
         (loss) as the principal basis for measurement, which is determined in accordance with
         Japanese GAAP, and is also termed as segment income, before certain described items.
         Please confirm to us that segment operating profit (loss) determined in accordance with
         Japanese GAAP is calculated in the same manner as the segment income measure provided in Note 5. Also, please consider expanding your discussion in MD&A to also provide disclosure of segment income for each of your reportable segments, as that appears to be the measure used by the CODM. Please also provide a discussion of the significance of presenting gross profit by segment in your MD&A discussion and explain how this measure should be understood in evaluating the profitability of the business in addition to, or in comparison with, that of segment income as provided in the audited financial statement notes. We refer you to Question Nos. 104.02 and
104.04 of the Staff's
         Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures,
         last updated April 4, 2018, for discussion of segment footnote profitability measures in
         MD&A.

Liquidity and Capital Resources, page 41

10. Refer to your discussion under restaurant and capital expenditures on page 43. Please
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FirstName LastNameKensaku Ichinose
Pepper Food Service Co., Ltd.
Comapany NamePepper Food Service Co., Ltd.
July 26, 2018
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         further expand the reconciliation table of capital expenditures to reconcile the total amount of capital expenditures to the amount shown on the face of the statements of cash flows at page F-8. In this regard, also disclose the total amount of any other capital expenditures and what they pertain to.


11. Refer to your discussion of cash provided by operating activities where you disclose the non-IFRS measure of free cash flow. Please provide disclosure that free cash flow is a non-IFRS measure not computed or determined in accordance with IFRS. In addition, provide discussion of the usefulness to an investor of this measure and how it has been computed, including a reconciliation to cash provided by operating activities for each year presented as shown in the statements of cash flows. Please also note to the extent your computation of free cash flow is not cash provided by operating activities less capital expenditures as shown in the statement of cash flows, such measure should be further reconciled to free cash flow and re-titled as free cash flow as adjusted or similarly titled.
         We refer you Item 10(e)(1)(i) of Regulation SK and Question 102.07 of the C&DIs on
         Non-GAAP Financial Measures.

Critical Accounting Policies and Estimates
Deferred Tax, page 47

12. Please provide a brief discussion of the United States Tax Cuts and Jobs Act, enacted on
         December 22, 2017, and its impact, if any, on your results of operations and financial condition at fiscal year December 31, 2017 and its expected impact subsequently for fiscal year 2018. We note your U.S. restaurant operations are managed by Kuni Corporation, your wholly-owned United States subsidiary.

Major Shareholders and Related Party Transactions
Major Shareholders, page 57

13. We note your disclosure on page 58 that Mr. Ichinose, your chief executive officer and director, beneficially owns 17.41% of your common stock. Please add a risk factor addressing any potential conflicts of interest associated with this level of ownership or tell us why you believe this does not present a material risk.
14. We note that your beneficial ownership table is presented as of December 31, 2017.
         Please update such disclosure to provide the information as of the most recent practicable date. See Item 7.A of Form 20-F.
 Kensaku Ichinose
FirstName LastNameKensaku Ichinose
Pepper Food Service Co., Ltd.
Comapany NamePepper Food Service Co., Ltd.
July 26, 2018
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Description of Securities Other Than Equity Securities
American Depositary Shares
Voting Rights, page 81

15. We note that the deposit agreement filed as Exhibit 2.1 includes a waiver of any right to a trial by jury. Please revise to disclose such provision and to clarify whether such waiver includes claims made under the federal securities laws. If such provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision in the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived Pepper Food Service Co. Ltd.'s or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
16. We note that the description of the American Depositary Shares contemplates that each
         ADS will represent a fraction of a common share. Please add risk factor disclosure to disclose any related risks that are material.
Note to the Financial Statements
General, page F-9

17. We note from your disclosure on page 56 that in March 2018 you granted a ninth round of stock options. Please revise your notes to the financial statements to disclose this issuance of stock options as a subsequent event in accordance with IAS 10.
Note 2.3 Summary of Other Significant Accounting Policies
Revenue Recognition, page F-10

18. We note from your disclosure on page 36 that for outsourced stores, you pay the contractor a monthly minimum guaranteed service fee and share the profits after a royalty fee and various operating costs. We also note from your disclosure on page 40 that outsourcing expense, which is part of SG&A, increased in 2017 307 million or 185.45%
         due to the increase in the average number of outsourced restaurants. Please explain to us, and revise your notes to the financial statements to disclose how you account for the recognition of the revenue related to outsourced stores under IAS 18 and specifically how you have determined you are the principal in the transaction under paragraph 21 of IAS
         18.
 Kensaku Ichinose
Pepper Food Service Co., Ltd.
July 26, 2018
Page 6

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Laura Nicholson at 202-551-
3584 with any other questions.

FirstName LastNameKensaku Ichinose
Comapany NamePepper Food Service Co., Ltd.
                                                         Division of
Corporation Finance
July 26, 2018 Page 6                                     Office of
Transportation and Leisure
FirstName LastName